

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2021

Carla Rissell
Chief Executive Officer
Starstream Entertainment, Inc.
1227 N. Atlantic Ave.
New Smyrna Beach, FL 32169

> **Re: Startstream Entertainment, Inc.**
> **Offering Statement on Form 1-A**
> **Filed December 7, 2021**
> **File No. 024-11746**

Dear Ms. Rissell:

We have reviewed your offering statement and have the following comment. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to our comment, we may have additional comments.

Offering Statement on Form 1-A filed December 7, 2021

General

1.   We note that you have not filed an annual report on Form 1-K pursuant to Rule 257(b)(1) of Regulation A for the fiscal year ended December 31, 2020, and a semiannual report on Form 1-SA for the period ended June 30, 2021. Please tell us what your plans are with respect to addressing your delinquent filing status and tell us as when you intend to become current with your reports. Your recently filed Offering Statement on Form 1-A cannot be qualified until you become current with your reports.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services